Exhibit 99.91

For Immediate Release	January 25, 2021

The Valens Company Expands Cannabis 2.0 & 3.0 Footprint with the Acquisition of Leading Canadian Edibles Manufacturer

LYF Food Technologies Inc.

•	Combined industry experience, existing and deep supply chain relationships, and unique IP formulations create one of the leading cannabis consumer packaged goods platforms in Canada
•	Upfront purchase of LYF for CDN$24.9 million plus approximately CDN$17.5 million in consideration subject to achieving certain EBITDA milestones, which if met implies a ~4.2x multiple on fiscal 2022E EBITDA
•	Accretive acquisition accelerates Valens entry into one of the fastest-growing segments of the Cannabis 2.0 and 3.0 markets

•	Valens now poised to substantially expand edible product portfolio and market share with collective capabilities to produce innovative gummies, chocolates, baked goods and more

Kelowna, B.C., January 25, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis derivative products, is pleased to announce that it has entered into a definitive agreement to acquire all of the issued and outstanding shares of LYF Food Technologies Inc. (“LYF”) in a cash and share transaction (the “LYF Acquisition”) for closing consideration of CDN$24.9 million, plus up to an additional CDN$17.5 million in consideration (the “Milestones Consideration”) payable upon the business achieving certain earn-out EBITDA milestones (the “Milestones”). The LYF Acquisition is expected to be accretive to the Company’s EBITDA and diluted EPS in 2021, and if all of the Milestones are met, the transaction represents an approximate ~4.2x multiple on the last milestone achieved. With the LYF Acquisition, The Valens Company not only strengthens its already wide-reaching production capabilities for the 2.0 and 3.0 markets, but also unlocks significant growth potential with the addition of a cutting-edge platform designed to capitalize on one of the fastest growing product segments in the cannabis industry.

LYF is a premier edibles manufacturer based in Kelowna, British Columbia with expertise in novel product creation, white label manufacturing and infusion technologies. Similar to Valens, LYF operates a product development and manufacturing platform focused on consumer-driven innovation, and product safety and consistency. LYF brings a proven team with significant experience producing high throughput food products, in addition to experience operating and working with major Canadian grocery chains, health and wellness retailers, and pharmacies. Just minutes away from Valens’ headquarters, LYF’s purpose-built manufacturing facility produces innovative edible products using the highest quality ingredients and cannabis extracts, offered in proprietary delivery methods.

Valens’ access to low-cost active ingredients paired with LYF’s industry-recognized product IP formulations of over 100 recipes strengthens its capabilities to produce higher-margin, new-to-market edible formats in a segment with limited product variability, and increased consumer demand. With the added infrastructure and expertise from the LYF Acquisition, The Valens Company significantly expands its edibles footprint and strategy to remain a best-in-class manufacturing platform for its partners, while also increasing its ability to capture market share in the rapidly growing product category. Similar to consumer trends in the US cannabis market, edible products are anticipated to represent over 10% of sales in the maturing Canadian cannabis market.

Tyler Robson, Chief Executive Officer and Chair of the Board of The Valens Company, said, “LYF has set the standard of what high quality edibles should be and has developed a diverse and flexible manufacturing platform to play a dominant role in the Canadian edibles market. LYF stood out for its product innovation and marketing teams, as well as its broad range of edible products which will introduce new formats to Canadian consumers that are typically only available in more mature markets. We look forward to further developing our product offering to reach more consumers with high-quality and unique cannabis edibles as this product segment continues to gain in popularity.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

“Our team could not be more thrilled to join forces with The Valens Company and collectively fuel our shared passion for producing exceptional cannabis products with consumers top of mind,” said Paolo Pero and Matthew Amado, Founders of LYF. “As a fellow Kelowna-based company, Valens’ vision for global growth resonated with the team and ultimately led us to recognize the significant value in combining what we have each uniquely created to bring a new level of manufacturing excellence to Canada and beyond.”

Strategic Highlights

With the added capabilities from the LYF Acquisition, The Valens Company is better positioned to capture edibles category market share with the following key success factors:

•	Experienced team with a background in commercial-scale food manufacturing, cannabis processing, and a thorough knowledge in developing and producing innovative cannabis derivative products, specializing in confectionary goods. With combined industry knowledge and in-depth relationships with food ingredient, packaging, and equipment providers, Valens expects to boost its reputation in the market as a trusted third- party operator.

•	Expected to be an accretive transaction to both anticipated EBITDA and diluted earnings per share in 2021 with an earnout structure that effectively aligns the interests of all parties to drive financial performance and generate shareholder value.

•	Speed to market utilizing LYF’s existing infrastructure and relationships throughout the edibles community. With white label edible products currently available for purchase in British Columbia, LYF adds a fully operational platform and robust partner network ready for integration with Valens’ suite of products. In addition, LYF and Valens’ existing roster of new, innovative edible products with various partners remain ready for immediate commercialization and launch into the Canadian market. With the agility and speed to capitalize on this product segment, Valens sees both new and existing opportunities on the horizon.

•	Category-leading scale with over 77,000 square feet of licensed manufacturing space at Valens, including the addition of LYF’s 10,500 square feet nimble production facility in close proximity to the Valens K1 and K2 facilities to allow for ease of operational and management control and associated cost synergies. LYF brings an existing asset base with nearly CDN$10 million invested into the business to-date, including over CDN$5 million in property, plant, and equipment alone, a standard processing licence and a pending provincial sales licence. The Valens Company anticipates the LYF edibles manufacturing facility will be used for both existing licensed producer and brand partners, as well as other consumer packaged goods companies who have been observing the space and awaiting an attractive entry point, and for the further development of Valens-owned IP for use in North America and emerging markets.

•	Further diversified platform equipped to produce expectedly higher margin edible products for the Cannabis 2.0 and 3.0 markets, including those leveraging SōRSE by Valens emulsion technology. The integrated platform also contains additional R&D, testing and distribution capabilities, with multiple manufacturing lines capable of producing various new product formats such as real fruit gummies, caramel filled bars, peanut butter cups, hard candies, granola products, and other customized baked goods. These precisely dosed edibles products are highly customizable, with vegan, sugar-free, low-sugar and natural ingredient offerings.

•	Complementary and high-value partnership network with existing definitive supply agreements and a robust pipeline of near-term executable opportunities with licensed producers, brand houses and white label customers, some of which are already part of Valens’ ecosystem, as well as strong relationships with third- party operators and retailers.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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Transaction Details

The purchase price payable on closing is CDN$24.9 million, including the assumption of CDN$2.9 million in mortgage related debt and the issuance of up CDN$22.0 million in common shares of the Company, of which up to CDN$5.0 million is payable in cash and the remainder payable in common shares of the Company (the "Common Shares") (being up to 9,846,154 Common Shares issued based on Valens’ 20-day VWAP of CDN$2.23 as of January 22, 2021). CDN$2.2 million in value of Common Shares (being 984,615 Common Shares) will be placed into escrow for indemnity purposes. In addition, CDN$2.9 million in value of Common Shares (being 1,282,051 Common Shares) of further consideration will be placed into escrow and is subject to release upon the achievement of certain Milestones relating to financial performance with other Milestones to be payable upon achievement in cash and/or Common Shares, at the Company’s option.

The LYF Acquisition remains subject to approval from the Toronto Stock Exchange and customary conditions and approvals from senior lenders. The Common Shares issued in connection with the LYF Acquisition will be subject to lock-up restrictions of four months and eight months for certain vendors and up to two years for the founders and majority share owners. There are no finders' fees payable by the Company in connection with the LYF Acquisition. The vendors are each arm's length parties to the Company. This transaction has been approved by the Company’s Board of Directors and is expected to close on or about February 18, 2021.

Advisors

McCarthy Tétrault LLP acted as legal counsel to The Valens Company on the LYF acquisition and Aird & Berlis LLP acted as legal counsel to LYF.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About LYF Food Technologies Inc.

LYF produces expertly crafted chocolate, confectionery and baked cannabis-infused edibles. The LYF team has over 25 years of experience in commercial-scale food manufacturing, working with the largest grocery chains, health and wellness retailers and pharmacies across Canada.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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With unparalleled expertise in manufacturing scalability, novel product creation, shelf stability, proprietary delivery methods and infusion technologies, LYF is able to bring great tasting, accurately dosed edibles to the legal Canadian marketplace at affordable prices. LYF offers co-packing and white label manufacturing services that will turn potential competitors into strategic partners.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this news release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, that the LYF Acquisition does not close, the Milestones are not met, the increase to the Company’s EBITDA and diluted EPS is not achieved, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052
www.thevalenscompany.com

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